Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

02 JUN 27 AM 11: 25


02042207

Santos

82-34

SUPPL

Facsimile

To:	**Company Announcements Office** **Australian Stock Exchange Ltd**	**Fax No:**	1300 300 021
From:	**Company Secretary**	**Return Fax:**	(08) 8218 5633
Date:	**28 June 2002**		
Subject:	**Appendix 3B**	**No. of Pages: 8** (including this one)

Please telephone (08) 8218 5137 if transmission incomplete

PROCESSED
JUL 0 1 2002
THOMSON
FINANCIAL

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues   *NOT APPLICABLE*

1	Class of securities issued or to be issued	Fully paid ordinary shares
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	350,000
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Consistent with the Listing Rules
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

New issue announcement,
application for quotation of additional securities and agreement

| 5 | Issue price or consideration | $6.32 per share |

| 6 | Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue consequent upon exercise of 350,000 options granted on 25 July 1997 pursuant to the Santos Executive Share Option Plan. |

| 7 | Dates of entering securities into uncertificated holdings or despatch of certificates | 28 June 2002 |

| 8 | Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	Class
580,582,545	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

| 9 | Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable) |

Number	Class
44,500	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
157,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
294,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
11,300,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | Rank equally with existing fully paid ordinary shares. |

**New issue announcement,
application for quotation of additional securities and agreement**

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11   Is security holder approval required?

12   Is the issue renounceable or non-renounceable?

13   Ratio in which the securities will be offered

14   Class of securities to which the offer relates

15   Record date to determine entitlements

16   Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17   Policy for deciding entitlements in relation to fractions

18   Names of countries in which the entity has security holders who will not be sent new issue documents

19   Closing date for receipt of acceptances or renunciations

20   Names of any underwriters

21   Amount of any underwriting fee or commission

22   Names of any brokers to the issue

23   Fee or commission payable to the broker to the issue

**New issue announcement,
application for quotation of additional securities and agreement**

24   Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders

25   If the issue is contingent on security holders' approval, the date of the meeting

26   Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27   If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in full* through a broker?

31   How do security holders sell *part* of their entitlements through a broker and accept for the balance?

32   How do security holders dispose of their entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34   Type of securities
     (tick one)

(a)   [✓]   Securities described in Part 1

(b)   [   ]   All other securities

       Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

**New issue announcement,
application for quotation of additional securities and agreement**

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
          1 —   1,000
      1,001 —   5,000
      5,001 —   10,000
    10,001 — 100,000
  100,001 — and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

**New issue announcement,
application for quotation of additional securities and agreement**

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	Class

42   Number and class of all securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

All entities

Fees

43   Payment method *(tick one)*

☐   Cheque attached

☐   Electronic payment made

   Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑   Periodic payment as agreed with the home branch has been arranged

   Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

- The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those securities should not be granted quotation.

- An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

New issue announcement,
application for quotation of additional securities and agreement

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3.   We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4.   We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 June 2002
                      Company Secretary

Print name: MICHAEL GEORGE ROBERTS

Santos Ltd
A.B.N. 80 007 550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455 Adelaide
South Australia 5001
Telephone: 08 8218 5138
Facsimile: 08 8218 5633

Santos

Facsimile

To:	Company Announcements Office Australian Stock Exchange Ltd	Fax No:	1300 300 021
From:	Company Secretary	Return Fax:	(08) 8218 5633
Date:	28 June 2002		
Subject:	Appendix 3B		No. of Pages: 8 (Including this one)

Please telephone (08) 8218 5137 if transmission incomplete

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues   *NOT APPLICABLE*

1	Class of securities issued or to be issued	**Fully paid ordinary shares**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**350,000**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**Consistent with the Listing Rules**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**Yes**

New issue announcement,
application for quotation of additional securities and agreement

| 5 | Issue price or consideration | $6.32 per share |

6 Purpose of the issue
(If issued as consideration for the acquisition of assets, clearly identify those assets)

> Issue consequent upon exercise of 350,000 options granted on 25 July 1997 pursuant to the Santos Executive Share Option Plan.

7 Dates of entering securities into uncertificated holdings or despatch of certificates

> 28 June 2002

8 Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
580,582,545	Fully paid ordinary shares.
3,500,000	Reset convertible preference shares.

9 Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	Class
44,500	Fully paid ordinary shares allotted to eligible employees pursuant to the Santos Employee Share Purchase Plan.
157,000	Executive share plan '0' shares of 25 cents each paid to 1 cent.
294,750	Executive share plan '2' shares of 25 cents each paid to 1 cent.
11,300,000	Executive options issued pursuant to the Santos Executive Share Option Plan.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

> Rank equally with existing fully paid ordinary shares.

New issue announcement,
application for quotation of additional securities and agreement

Part 2 – Bonus issue or pro rata issue   *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

New issue announcement,
application for quotation of additional securities and agreement

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do security holders sell their entitlements *in full* through a broker?.	
31	How do security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do security holders dispose of their entitlements (except by sale through a broker)?	
33	Despatch date	

Part 3 – Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
    (tick one)

(a) [✓] Securities described in Part 1

(b) [   ] All other securities

> Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities.

**New issue announcement,
application for quotation of additional securities and agreement**

Entities that have ticked box 34(a)

Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to Indicate you are providing the information or documents

35 ☐ If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
       1   –   1,000
   1,001   –   5,000
   5,001   –   10,000
  10,001   –   100,000
 100,001   –   and over

37 ☐ A copy of any trust deed for the additional securities

(now go to 43)

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

New issue announcement,
application for quotation of additional securities and agreement

41   Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

Number	Class

42   Number and class of all securities quoted on ASX (*including* the securities in clause 38)

(now go to 43)

All entities

Fees

43   Payment method *(tick one)*

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation Agreement

1.   Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2.   We warrant the following to ASX.

• The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

• There is no reason why those securities should not be granted quotation.

• An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

New issue announcement,
application for quotation of additional securities and agreement

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: 28 June 2002
            Company Secretary

Print name: MICHAEL GEORGE ROBERTS